Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-184193
Dated July 23, 2013

ETN  and  index data as of June 30, 2013

Description
The PowerShares DB German Bund Futures Exchange Traded Notes (BUNL) and
PowerShares DB 3x German Bund Futures Exchange Traded Notes (BUNT)
(collectively, the "PowerShares DB German Bund Futures ETNs," or the "ETNs")
are the first exchange-traded products to provide investors with leveraged or unleveraged exposure to the US dollar value of the returns of a German bond futures index.

The PowerShares DB German Bund Futures ETNs are based on the DB USD Bund
Futures Index (the "Bund Futures Index") which is intended to measure the performance of a long position in Euro-Bund Futures.

PowerShares DB German Bund Futures ETN  and  Index Data

Ticker symbols
German Bund Futures                          BUNL
3x German Bund Futures                       BUNT
Intraday indicative value symbols
German Bund Futures                        BUNLIV
3x German Bund Futures                     BUNTIV
CUSIP symbols
German Bund Futures                   25154W506
3x German Bund Futures                25154W407
Details
ETN price at inception                     $20.00
Inception date                         3/22/2011
Maturity date                          3/31/2021
Yearly investor fee (BUNL)                  0.50%
Yearly investor fee (BUNT)                  0.95%
Leverage reset frequency                  Monthly
Listing exchange                        NYSE Arca
DB USD Bund Futures Index              DBBNBUNL
Issuer
Deutsche Bank AG, London Branch
Long-term Unsecured Obligations

BUNL      PowerShares DB German Bund Futures ETN
BUNT      PowerShares DB 3x German Bund Futures ETN
-------------------------------------------------------------------------- -----
ETN History(1) (Growth of $10,000 since March 22, 2011)
[] BUNL (Long)[] [] BUNT (3X Long)
$20k
$15k                                                                     $16,321
                                                                         $11,850
$10k
------------------- ----------------------- ----------- ------------------ -----
$5k
    3/11 6/11       9/11 12/11 3/12           6/12      9/12 12/12 3/13     6/13
------------------- ----------------------- ----------- ------------------ -----
ETN Performance  and  Index History (%)(1)
                                           1 Year        2 Year    ETN Inception
ETN Performance
3x German Bund Futures                      2.65         22.76             24.07
German Bund Futures                         1.02          7.42              7.76
Index History
Bund Futures Index                          1.45          7.89              8.25
Comparative Indexes(2)
S and P 500                                20.60         12.77             12.29
Barclays U.S. Aggregate                    -0.69          3.31              3.82
------------------------------------------- ----------- ------------------ -----
Source: Invesco PowerShares, Bloomberg L.P.

(1)      ETN performance figures are based on repurchase value. Repurchase value is the current principal amount x applicable index factor x fee factor.
See the prospectus for more complete information.
ETN Performance is based on a combination of three times the monthly returns, for the 3x German Bund Futures ETNs, or the monthly returns, for the German
Bund Futures ETNs, from the Bund Futures Index plus the monthly returns from the DB 3-Month T-Bill Index (the "T-Bill Index"), resetting monthly as per the formula applied to the ETNs, less the investor fee. The T-Bill Index is intended to approximate the returns from investing in 3-month United States
Treasury bills on a rolling basis.
The inception date of the Bund Futures Index is September 20, 2010. Index history does not reflect any transaction costs or expenses. Indexes are unmanaged, and you cannot invest directly in an index. PAST PERFORMANCE DOES
NOT GUARANTEE FUTURE RESULTS.

800 983 0903 | 877 369 4617[] powersharesetns.com | www.dbxus.com[] twitter:
@PowerShares

BUNL PowerShares DB **German Bund Futures** ETN
BUNT PowerShares DB **3x German Bund Futures** ETN

ETN data as of June 30, 2013

Volatility (%)[1,2]	3x Long	Long
1 year	19.01	6.36

1-Year Historical Correlation[1,2]	3x Long	Long
S&P 500	-0.45	-0.45
Barclays U.S. Aggregate	0.64	0.64

What are the PowerShares DB German Bund Futures ETNs?

The ETNs are senior unsecured obligations issued by Deutsche Bank AG, London Branch that are linked to the month-over-month performance of the DB USD Bund Futures Index.

The DB USD Bund Futures Index is intended to measure the performance of a long position in Euro-Bund Futures. The underlying assets of Euro-Bund Futures are Federal Republic of Germany-government issued debt securities ("Bunds") with a remaining term to maturity of not less than 8 years and 6 months and not more than 10 years and 6 months as of the futures contract delivery date. The returns of each ETN are obtained by combining the returns of the relevant futures index with the returns of the TBill index, less investor fees. Investors can buy and sell the ETNs on the NYSE Arca exchange or receive a cash payment at the scheduled maturity or early redemption based on the performance of the index less investor fees. The issuer has the right to redeem the ETNs at the repurchase value at any time.

Investors may redeem the ETNs in blocks of no less than 50,000 securities and multiples of 50,000 securities thereafter, subject to the procedures described in the pricing supplement. Redemptions may include a fee of up to $0.03 per security.

Benefits & Risks of PowerShares DB German Bund Futures ETNs

Benefits

- Leveraged or unleveraged long notes
- Relatively low cost
- Intraday access
- Listed

Risks

- Non-principal protected
- Leveraged losses
- Subject to an investor fee
- Limitations on repurchase
- Concentrated exposure
- Credit risk of the issuer
- Issuer call right

[2] The S&P 500® Index is an unmanaged index used as a measurement of change in stock market conditions based on the performance of a specified group of common stocks. The Barclays U.S. Aggregate Index is an unmanaged index considered representative of the US investment-grade, fixed-rate bond market. Correlation indicates the degree to which two investments have historically moved in the same direction and magnitude. Volatility is the annualized standard deviation of index returns.

Targeted exposure to sovereign debt has never been easier.

Deutsche Bank AG, London Branch has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents filed by Deutsche Bank AG, London Branch for more complete information about the issuer and this offering. You may get these documents for free by visiting powersharesetns.com | www.dbxus.com or EDGAR on the SEC website at www.sec.gov. Alternatively, you may request a prospectus by calling 800 983 0903 | 877 369 4617, or you may request a copy from any dealer participating in this offering.

Important Risk Considerations:

Each security offers investors exposure to the month-over-month performance of its respective index measured from the first calendar day to the last calendar day of each month and the amount you receive at maturity (or upon an earlier repurchase) will be contingent upon each monthly performance of the respective index during the term of the ETNs. The German Bund Futures ETNs and the 3x German Bund Futures ETNs may not be suitable for investors seeking an investment with a term greater than the time remaining to the next monthly reset date and should be used only by knowledgeable investors who understand the potential adverse consequences of seeking longer-term leveraged investment results by means of securities that reset their exposure monthly, resulting in the compounding of monthly returns. *Investing in the ETNs is not equivalent to a direct investment in the index or index components. The principal amount is also subject to the monthly application of the investor fee, which can adversely affect returns.* There is no guarantee that you will receive at maturity, or upon an earlier repurchase, your initial investment back or any return on that investment. Significant adverse monthly performances for your ETNs may not be offset by any beneficial monthly performances.

The ETNs are senior unsecured obligations of Deutsche Bank AG, London Branch, and the amount due on the ETNs is dependent on Deutsche Bank AG, London Branch's ability to pay. The ETNs are riskier than ordinary unsecured debt securities and have no principal protection. Risks of investing in the ETNs include limited portfolio diversification, full principal at risk, trade price fluctuations, illiquidity and leveraged losses. The investor fee will reduce the amount of your return at maturity or upon redemption of your ETNs even if the value of the relevant index has increased. If at any time the repurchase value of the ETNs is zero, your investment will expire worthless. As described in the pricing supplement, Deutsche Bank may redeem the ETNs for an amount in cash equal to the repurchase value.

The ETNs may be sold throughout the day on NYSE Arca through any brokerage account. There are restrictions on the minimum number of ETNs that you may redeem directly with Deutsche Bank AG, London Branch, as specified in the applicable pricing supplement. Ordinary brokerage commissions apply, and there are tax consequences in the event of sale, redemption or maturity of the ETNs. Sales in the secondary market may result in losses.

The ETNs provide concentrated exposure to notional positions in Euro-Bund futures contracts. The market value of the ETNs may be influenced by many unpredictable factors, including, among other things, changes in supply and demand relationships, changes in interest rates, and monetary and other governmental actions, each in the US or Germany.

The 3x German Bund Futures ETN is a leveraged investment. As such, it is likely to be more volatile than an unleveraged investment. There is also a greater risk of loss of principal associated with a leveraged investment than with an unleveraged investment.

PowerShares® is a registered trademark of Invesco PowerShares Capital Management LLC. Invesco PowerShares Capital Management LLC is an indirect, wholly owned subsidiary of Invesco Ltd.

Certain marketing services may be provided for these products by Invesco Distributors, Inc. or its affiliate, Invesco PowerShares Capital Management LLC. Invesco Distributors, Inc. will be compensated by Deutsche Bank or its affiliates for providing these marketing services. Neither Invesco Distributors, Inc. nor Invesco PowerShares is affiliated with Deutsche Bank.

An investor should consider the ETNs' investment objectives, risks, charges and expenses carefully before investing.

An investment in the ETNs involves risks, including the loss of some or all of the principal amount. For a description of the main risks, see "Risk Factors" in the applicable pricing supplement and the accompanying prospectus supplement and prospectus.

Not FDIC Insured – No Bank Guarantee – May Lose Value

This material must be accompanied or preceded by a prospectus. Before investing, please read the prospectus carefully.

For US Use Only

© 2013 Invesco PowerShares Capital Management LLC

P-DBBU-ETN-PC-1-E 07/13

800 983 0903 | 877 369 4617
powersharesetns.com | www.dbxus.com twitter: @PowerShares